FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of August 2007

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPHS 1 TO 3 OF THE PRESS RELEASE ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release:

BOS and Galbital enter into a Strategic Partnership for the Launch of a BOS RFID Middleware Server and Controller.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: August 13, 2007

BOS and Galbital enter into a Strategic Partnership for the Launch of a BOS RFID Middleware Server and Controller.

BOS Expects to Generate Revenues from this RFID Server and Controller in 2008.

RISHON LEZION, Israel, August 13, 2007 /PRNewswire-FirstCall/- B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ:BOSC; TASE: BOSC), announced today that it has entered into a strategic partnership agreement with Galbital RFID Solutions Ltd. (“Galbital”) for the joint launch of an RFID Middleware Server and Controller.

The RFID Middleware Server and Controller shall provide enterprises with a combined software and hardware solution. This Server and Controller will enable the organization’s ERP application to implement a variety of RFID equipment and transfer the information (data) to the application, in either an Online or Batch mode, without need for customization.

The BOS-Galbital RFID Middleware Server and Controller will be based on two layers:

—	The Edge control layer with APIs (Application Programming Interfaces) to various types of readers; and

—	The Server layer with Online and Batch APIs to the applications.

Shmuel Koren, BOS’s President & CEO, said: “This joint venture is another step in the continuing implementation of our strategic plan and we anticipate that it shall have high synergy with our current M&A targets. The BOS-Galbital joint venture is expected to generate revenues already in 2008.”

Mr. Shai Sade, BOS’s Senior VP and Head of Software Division added: “BOS’s special expertise in developing a variety of complementary Enterprise add-ons together with Galbital’s capabilities in RFID integration projects, create a unique platform to provide the enterprise market with a quick and useful RFID Server Solution.”

About BOS

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of: Software Solutions, providing specialized enterprise software, including IBM System i middleware, data and license management, mobile connectivity and RFID solutions and, of Supply Chain products, reselling electronic systems and components for security, aerospace, networking and RFID.

BOS is traded on NASDAQ and on the Tel-Aviv stock exchange. Our website is www.boscorporate.com.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il
or
Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

About Galbital

Galbital RFID Solutions Ltd. (“Galbital”) is an RFID Integrator and Solutions provider offering a wide range of RFID solutions. Galbital provides RFID solutions for industry processes, supply chain management procedures and for Real-Time Location. Galbital develops new applications responding to emerging market needs.

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.